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                             June 25, 2024

       How Meng Hock
       Chief Executive Officer
       OMS Energy Technologies Inc.
       10 Gul Circle
       Singapore 629566

                                                        Re: OMS Energy
Technologies Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 29,
2024
                                                            CIK No. 0002012219

       Dear How Meng Hock:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Risk Factors
       We may not maintain the listing of our Ordinary Shares on the New York Stock Exchange...,
       page 33

   1. You state here that you intend to apply to list Ordinary Shares on the New York Stock
                                                        Exchange concurrently
with this offering. However, your disclosure on the cover page
                                                        states that you    will
not close this offering unless such Ordinary Shares will be listed on the New York Stock
Exchange at the completion of this offering.    Please confirm whether
                                                        this offering is
conditional on the NYSE's approval of your listing.
       Management's Discussion and Analysis of Financial Conditions and Results of Operations, page
       51

   2. We note that you have six reportable segments based on geographical regions. Please note that information
provided in your MD&A must relate to all separate segments and/or other
 How Meng Hock
FirstName  LastNameHow
OMS Energy   TechnologiesMeng
                         Inc. Hock
Comapany
June       NameOMS Energy Technologies Inc.
     25, 2024
June 25,
Page 2 2024 Page 2
FirstName LastName
         subdivisions (e.g., geographic areas, product lines) of the company. See Item 5 of Form
         20-F.
Business, page 71

3. Please include a breakdown of total revenues by category of activity and geographic market for each of the last three financial years. See Item 4.B.2 of Form 20-F.
Employees, page 88

4. We note that you have operations in Saudi Arabia, Indonesia, Malaysia, Brunei, Thailand,
         and Singapore. Please disclose here the geographic location of employees as required by
         Item 6.D of Form 20-F.
Consolidated Financial Statements
1 Organization and Principal Activities, page F-8

5. We refer to footnote (1) on page F-8, where you state you have control of two entities through contractual arrangements. Please provide more robust disclosures regarding these two subsidiaries in accordance with paragraphs 7 and 10 of IFRS 12.
2.7 Property and Equipment, page F-17

6. Please explain why you depreciate land. We refer to guidance in paragraph 58 of IAS 16.
         Also, disclose the judgement and assumptions used to determine the depreciation of land and buildings up to 60 years.
2.12 Cash and cash equivalents, page F-19

7. You disclose that cash and cash equivalents are comprised of cash in bank balances, cash on hand and short-term fixed deposits with original maturities of six months or less. Tell us why the maturity time period is six months or less and how you considered paragraph 7 of IAS 7 when determining this policy.
8. Disclose the jurisdiction(s) that holds your cash and cash equivalents and address to what extent financial institutions in those jurisdictions insure your cash and cash equivalents. Disclose any restrictions associated with the transfer of cash outside its current jurisdiction(s).
2.18 Related Parties, page F-23

9. Disclose if your key management personnel, as well as close family members are related parties. We refer to guidance in IAS 24.
17 - Segment Reporting, page F-32

10. With regard to your segment reconciliation, please specify and quantify items included in the "others" column. Also, total assets and total liabilities do not reconcile to your
 How Meng Hock
OMS Energy Technologies Inc.
June 25, 2024
Page 3
      Consolidated Statements of Financial Position on page F-3. We refer to guidance in paragraphs 21 and 28 of IFRS 8.
General

11. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.
12. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
      Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                             Sincerely,
FirstName LastNameHow Meng Hock
                                                             Division of
Corporation Finance
Comapany NameOMS Energy Technologies Inc.
                                                             Office of
Technology
June 25, 2024 Page 3
cc:       Yarona Yieh
FirstName LastName